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                                                                  Exhibit (a)(7)







                                                               February 10, 2004

Dear Employees,

The Management Board and Supervisory Board have published their reasoned opinions on Blackstone's tender offer, and recommend accepting the offer.

In its reasoned opinion, the Management Board confirmed and explained in detail what I said in mid-December-namely that the offer is in the interest of the shareholders, employees and the company.

The Management Board and Supervisory Board considered a number of different factors in reviewing the offer. These factors included the offer price of EUR 32.50 and the intentions announced by Blackstone to support the current corporate strategy by accessing additional financial resources, including the pensions prefunding, to continue the constructive dialogue between company management and employees and to support the company's employees.

If you hold Celanese shares, you have received or will receive a reasoned opinion by mail in the next few days. Participants in the Company's Stock Fund of the Celanese Americas Retirement Savings Plan (410k Plan) will also receive a packet related to share unit allocations in the plan. These materials, along with Blackstone's offer document, should enable you to carefully evaluate the offer and decide whether to accept or reject it by the end of the tender offer period on March 15, 2004.

For those of you with stock appreciation rights (SARs) or stock options, there is a variety of information to help you on HR's Intranet pages. You can also call HR at 972-443-4445 for further information, especially if you have questions concerning your 401k Stock Fund participation.

The tender offer process does not affect our strategy to continue driving our productivity-increasing projects and growth initiatives. Our business goals for 2004 are challenging, but we are convinced that with your commitment we will be able to realize them.

Sincerely,

Claudio Sonder